Filed pursuant to 424(b)(3)
                                                      Registration No. 333-38354

PROSPECTUS


                                 132,019 SHARES

                           GREG MANNING AUCTIONS, INC.

                                  COMMON STOCK

         The shares of common stock of Greg Manning Auctions, Inc. ("GMAI") covered by this prospectus are being offered and sold by Tristar Products, Inc., a Pennsylvania corporation, the selling shareholder.

         GMAI's common stock is traded on the Nasdaq National Market under the symbol "GMAI".

         Investing in GMAI's common stock involves certain risks. See "Risk Factors" beginning on page 2.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  The date of this Prospectus is June 28, 2000.

                                TABLE OF CONTENTS


Risk Factors...............................................................2

Use of Proceeds............................................................4

Selling Shareholders.......................................................4

Plan of Distribution.......................................................4

Legal Matters..............................................................5

Experts....................................................................5

Material Changes...........................................................6

Additional Information ....................................................7

Incorporation by Reference.................................................7

                                  RISK FACTORS


         Investing in our common stock involves various risks. You should carefully consider the following risk factors and other information in this prospectus before deciding to invest in our common stock.

We may fail to obtain an adequate supply of collectibles to sell at auction

         The success of our business relies heavily on obtaining collectibles on consignment for sale at auction and, to a lesser extent, on our ability to purchase collectibles outright for sale at auction. The supply of collectibles we have available for sale from time to time is sometimes limited. For example, a decline in the price levels of, or the demand for, stamps, coins and other collectibles could result in a decrease in their dollar value when sold at auction, and this could make owners reluctant to consign collectibles for sale at auction. While we generally have not experienced a lack of collectibles preventing us from conducting appropriately-sized auctions on an a schedule acceptable to us, we cannot be sure that this will always be the case.

The loss of any of our executive officers or key personnel would likely have an adverse effect on our business

         Our future success depends to a significant extent on our retaining services of our senior management and other key personnel, particularly our President, Chairman and Chief Executive Officer, Greg Manning. Our business would be adversely affected if for any reason we failed to retain the services of Mr. Manning and failed to engage a suitable replacement.

Purchaser default could result in our owing considerable amounts of money to sellers

         We frequently grant credit to purchasers of goods sold at our auctions in order to allow them to take immediate possession of auctioned property on an open account basis, within established credit limits, and to make payment in the future, generally within 30 days. If any such purchaser fails to pay us, we nevertheless remain liable to the seller of the purchased property. Our aggregate potential exposure for purchaser default may at any given time be substantial.

Use of the Internet by consumers could grow more slowly or decline

         Our business will be adversely affected if use of the Internet by consumers, particularly purchasers of collectibles, does not continue to grow. A number of factors may inhibit consumers from using the Internet. These include inadequate network infrastructure, security concerns, inconsistent quality of service and a lack of cost-effective high-speed service. Even if Internet use grows, the Internet's infrastructure may not be able to support the demands placed on it by this growth and its performance and reliability may decline. In addition, many Web sites have experienced service interruptions as a result of outages and other delays occurring throughout the Internet infrastructure. If these outages or delays occur frequently in the future, use of the Internet, as well as use of our Web sites, could grow more slowly or decline.

Governmental regulation and taxation of the Internet is subject to change

         A number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may result in there being enacted laws concerning various aspects of the Internet, including online content, user privacy, access charges, liability for third-party activities, and jurisdictional issues. These laws could harm our business by increasing our cost of doing business or discouraging use of the Internet.

         In addition, the tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made that could result in Internet activities, including the sale of goods and services, being taxed. The U.S. Congress recently passed the Internet Tax Information Act, which places a three-year moratorium on new state and local taxes on Internet commerce. There may, however, be enacted in the future laws that change the federal, state or local tax treatment of the Internet in a way that is detrimental to our business.

         Some local telephone carriers claim that the increasing popularity of the Internet has burdened the existing telecommunications infrastructure and that many areas with high Internet use are experiencing interruptions in telephone service. These carriers have petitioned the Federal Communications Commission to impose access fees on Internet service providers. If these access fees are imposed, the cost of communicating on the Internet could increase, and this could decrease the demand for our services and increase our cost of doing business.

We may be unable to manage our significant growth

         Our  significant  growth  has  placed  substantial   pressures  on  our
personnel and systems. In order to support this growth, we have added a significant number of new operating procedures, facilities and personnel. Although we believe this will be sufficient to enable us to meet our growing operating needs, we cannot be certain.

Our business will suffer if we are unable to expand and promote our brand name

         We believe that establishing and maintaining our brand name is an important aspect of our efforts to expand our business. We also believe that brand recognition will become more important if, as we expect, the number of Internet sites grows and barriers to entry remain relatively low. If we fail to adequately promote and maintain our brand name, our financial performance will suffer.

We face substantial competition

         The business of selling stamps, coins and other collectibles at auction is highly competitive. We compete with a number of auction houses throughout the U.S. and overseas. While we believe that there is no dominant company in the stamp or coin auction or collectibles businesses in which we operate, we can give no assurances that other concerns with greater financial and other resources and greater name recognition will not enter the market. Among our primary competitors in the domestic and worldwide philatelic auction business are Matthew Bennett, Inc., Charles Shreve Galleries, Inc., H.R. Harmer, Robert
A. Siegel, Philatelists on Line and eBay. With respect to our sports trading card and sports memorabilia auction business, our primary competitors are Lelands, Mastro Auctions, Sotheby's, Collector's Universe and eBay. With respect to our coin operations, our primary competitors are Heritage, Stacks, Collector's Universe, Bower's and Merena, and Superior. With respect to our Hollywood rock 'n' roll memorabilia business, our primary competitors are Butterfield & Butterfield, Sotheby's and Christies. With respect to our comic book business, our primary competitor is Sotheby's. With respect to our movie poster business, our primary competitors are Howard Lowery, Skinners, Butterfield & Butterfield, Sotheby's and Vintage Poster Auctions.

         With respect to our Internet operations, the market for Internet products and services is highly competitive and there are no substantial barriers to entry. We expect that competition will continue to intensify. Many of our Internet competitors have more experience than we have maintaining Internet operations and have greater brand recognition.

Greg Manning will be able to exercise significant control over our operations

         As of May 30, 2000, Greg Manning, our Chairman of the Board, President and Chief Executive Officer, beneficially owned and controlled the vote of approximately 16.2% of the outstanding shares of our common stock. This concentration of ownership, which is not subject to any voting restrictions, could limit the price that investors might be willing to pay for common stock. In addition, Mr. Manning is in a position to impede transactions that may be desirable for other shareholders. He could, for example, make it more difficult for anyone to take control of us.

The market price of our common stock could be adversely affected by future sales of substantial amounts of common stock by existing shareholders

         The market price of our common stock could be adversely affected by future sales of substantial amounts of common stock by existing shareholders, including Mr. Manning. Mr. Manning may sell some or all of his shares, either pursuant to registration under the Securities Act or under exemptions limiting the manner and volume of sales. In particular, we have registered 1.3 million of the shares owned by Mr. Manning for resale under the Securities Act, and accordingly Mr. Manning may sell those shares without restriction. All those shares currently remain unsold. In addition, 100,000 of the shares owned by Mr. Manning represent shares underlying certain currently exercisable options granted to Mr. Manning pursuant to our stock option plans. These shares, together with the shares underlying the options granted and to be granted to our other officers, employees and directors pursuant to our stock option plans, have also been registered under the Securities Act and accordingly may be sold without restriction.

         In addition, Leon Liebman, a former shareholder of Teletrade, Inc., which was acquired by us in October 1998, owns approximately 422,920 shares of our common stock, and has certain rights to require that we register these shares under the Securities Act.

         We have registered 1,030,604 shares of our common stock issued in late January and early February 2000 in a series of private placements to China Everbright Technology Limited, The Tail Wind Fund Ltd., LBI Group Inc. and Lombard Odier & Cie. These shares include 112,500 shares of our common stock issuable upon the exercised of warrants issued to The Tail Wind Fund Ltd., LBI Group Inc. and Lombard Odier & Cie in the same transaction. In addition, we registered 285,551 shares of our common stock issued on January 31, 2000, in a private placement to Amazon.com, Inc., as well as 25,000 shares of our common stock issuable upon exercise of a warrant issued to Amazon.com, Inc. in the same transaction.

Certain provisions of our restated certificate of incorporation and by-laws could limit the price that investors are willing to pay for our common stock

         Our restated certificate of incorporation and by-laws contain certain provisions that could make it more difficult for shareholders to effect certain corporate actions, and could make it more difficult for anyone to acquire control of us without negotiating with our board of directors. For example, the board of directors has the authority to issue shares of preferred stock with such rights and preferences as it may choose, and our board of directors is a classified board with staggered terms. These provisions could limit the price that investors might be willing to pay in the future for our common stock.


                                 USE OF PROCEEDS

         GMAI will not receive any proceeds from any sales of the shares.


                               SELLING SHAREHOLDER

         On May 31, 2000, GMAI issued in the aggregate 132,019 shares of common stock to Tristar Products, Inc., a Pennsylvania corporation. To our knowledge, except for these shares, the selling shareholder does not own any of our securities.

         All of these shares of common stock held by the selling shareholder are being offered for resale pursuant to this prospectus. The selling shareholder has sole voting and investment power with respect to all the shares of our common stock offered for sale in this prospectus.

         The aggregate proceeds to the selling shareholder from the sale of the common stock offered by it hereby will be the purchase price of common stock less discounts and commissions, if any.


                              PLAN OF DISTRIBUTION

         The selling shareholder, which term includes its successors, transferees, pledgees or donees or its successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

         The common stock may be sold by the selling shareholder in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions (1) on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) in transactions otherwise than on such exchanges or services or in the over-the-counter market, (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or (5) through the settlement of short sales. In connection with the sale of our common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

         The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.

         Our outstanding common stock is listed for trading on the Nasdaq National Market under the symbol "GMAI".

         Any underwriters, broker-dealers or agents that participate in the sale of the common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.

         To the extent required, the common stock to be sold, the name of the selling shareholder, the respective purchase prices and the public offering prices, the name of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.
         We have agreed to indemnify the selling shareholder against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments that the selling shareholders may be required to make in respect of such liabilities.

         We have agreed with the selling shareholders to keep the registration statement of which this prospectus is a part effective for a period of two years or until all of the shares offered by this prospectus have been sold, whichever period ends earlier.


                                  LEGAL MATTERS


         Certain legal matters in connection with the shares of our common stock offered for resale in this prospectus have been passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York. A member of that firm is a director of GMAI and owns 4,000 shares of GMAI common stock and options granted pursuant to our stock option plans to acquire an additional 45,000 shares of our common stock (options for 15,000 of those shares are currently exercisable).


                                     EXPERTS


         Amper, Politziner & Mattia P.A., independent public accountants, audited our consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, as indicated in their report with respect thereto. These documents are incorporated by reference herein in reliance upon the authority of Amper, Politziner & Mattia P.A. as experts in accounting and auditing in giving the report.

                                MATERIAL CHANGES

         On February 15, 2000, as part of certain transactions we and our subsidiary, GMAI-Asia.com, Inc., entered into with China Everbright Technology Limited and certain of its affiliates, we issued to China Everbright Technology Limited in a private placement 168,104 shares of our common stock. All of these 168,104 shares of common stock were registered for resale with the Securities and Exchange Commission.

         In late January and early February 2000, GMAI issued in a private placement to The Tail Wind Fund Ltd., LBI Group Inc. and Lombard Odier & Cie 375,000, 312,500 and 62,500 shares, respectively, of our common stock (an aggregate of 750,000 shares), together with warrants to acquire 56,250, 46,875, and 9,375 shares of our common stock (an aggregate of 112,500 shares), the warrants being immediately exercisable at a price of $18.85 per share. All of these 862,500 shares of common stock were registered for resale with the Securities and Exchange Commission.

         On January 31, 2000, we issued in a private placement to Amazon.com, Inc. 285,551 shares of our common stock, together with a warrant to acquire 25,000 shares of our common stock at an exercise price per share of $20.19. The warrant is immediately exercisable. All 285,551 shares of our common stock issued to Amazon.com, Inc. were registered for resale with the Securities and Exchange Commission. In connection with this equity investment, GMAI and Amazon.com Auctions LLC, a subsidiary of Amazon.com, entered into a marketing agreement pursuant to which we will offer collectibles for sale on the subsidiary's Web site.

         On January 15, 2000, our 51.7% owned subsidiary, GMAI-Asia.com, Inc., agreed to enter into a group of related transactions. The closing of these transactions occurred on February 15, 2000. At the closing, GMAI-Asia.com did the following:

o acquired from China Everbright Technology Limited, a selling shareholder in this prospectus, a 65% interest in China Everbright Telecom-Land Network Limited (a British Virgin Islands company) for consideration of 30,000,000 Chinese Renmimbi (approximately US$3,623,714, using a conversion rate of RMB8.2788 to US$1.00), payable in our common stock (namely 168,104 of the shares of our common stock offered for resale pursuant to this prospectus), and GMAI-Asia.com's guarantee of 40,000,000 Chinese Renmimbi (approximately US$4,831,618) of indebtedness of China Everbright Telecom-Land's Shanghai subsidiary;

o entered into a shareholders' agreement governing the management of China Everbright Telecom-Land and its Shanghai subsidiary and providing GMAI-Asia.com certain rights to acquire the remaining 35% interest in China Everbright Telecom-Land;

o entered into a management agreement with China Everbright Telecommunication Products Limited (a Chinese company wholly owned by affiliates of China Everbright Technology);

o received an option to acquire a 65% interest in China Everbright Telecommunication Products for nominal consideration and certain rights to acquire the remaining 35% interest in China Everbright Telecommunication Products; and

o in connection with the above-mentioned guarantee by GMAI-Asia.com, pledged its interest in China Everbright Telecom-Land and its rights under the management agreement and the option referred to above to China Everbright Group, Inc., an affiliate of China Everbright Technology Limited.

         In  addition,  we  guaranteed   performance  by  GMAI-Asia.com  of  its
obligations in these various transactions, and undertook to register the shares of our stock that we issued to China Everbright Technology Limited.

         China Everbright Telecom-Land and its Shanghai subsidiary are currently engaged in the wholesale and retail distribution of consumer telecommunication products in China. These entities sell these products through China Everbright Telecommunication Products' distribution network of retail locations.

                             ADDITIONAL INFORMATION

         We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus concerning the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

         For further information with respect to us and the common stock we are offering, please refer to the registration statement. A copy of the registration statement can be inspected by anyone without charge at the public reference room of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60601. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Copies of these materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

         Our common stock is quoted for trading on the Nasdaq National Market, and you may inspect at the offices of the Nasdaq National Market, located at 1735 K Street, N.W., Washington, D.C. 20006, the registration statement relating to the common stock offered by this prospectus, reports filed by us under the Exchange Act, and other information concerning us.


                           INCORPORATION BY REFERENCE

         Incorporated by reference into this prospectus is the information set forth in the following documents:

o    our Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999;

o our Quarterly Reports on Form 10-QSB for the quarters ended September 30, 1999, December 31,1999 and March 31, 2000;

o our Current Report on Form 8-K filed March 6, 2000, our Amended Current Report on Form 8-K/A filed May 5, 2000, and our Current Report on Form 8-K filed May 30, 2000;

o the description of our capital stock set forth in our Registration Statement under the Securities Exchange;

o all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to above; and

o all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering.

         We will furnish to any person to whom this prospectus is delivered, without charge, a copy of these documents upon written or oral request to Martha Husick, Corporate Secretary, 775 Passaic Avenue, West Caldwell, New Jersey 07006, tel. (973) 882-0004. A copy of any exhibits to these documents will be furnished to any shareholder upon written or oral request and payment of a nominal fee.

No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us or the selling shareholders. Neither the delivery of this prospectus nor any sale hereunder will, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer to or solicitation of offers by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.


                                 132,019 SHARES


                           GREG MANNING AUCTIONS, INC.


                                  COMMON STOCK

                           ---------------------------

                                   PROSPECTUS

                           ---------------------------

                                  JUNE 28, 2000